SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon | 27 November 2009

Qualified Holdings

Portugal Telecom, SGPS, S.A. (“PT”) hereby informs that it has received a communication on the following qualified holdings in PT:

On 24 November 2009, Barclays Global Investors NA and Barclays Global Investors Ltd disposed, on regulated market transactions, of a total of 373,111 PT ordinary shares and a of 335,163 PT ordinary shares, respectively. As a result of such transactions, a total of 17,352,031 ordinary shares representing 1.94% of PT’s share capital and corresponding voting rights were attributed to the Barclays Global Investors UK Holdings Ltd. and affiliates as follows:

Entities	No of shares	Capital(%)	Voting rights(%)
Barclays Global Investors Ltd	5,004,227	0.56%	0.56%
Barclays Global Investors (Deutschland) AG	513,909	0.06%	0.06%
Barclays Global Investors NA	8,637,132	0.96%	0.96%
Barclays Global Fund Advisors	3,196,763	0.36%	0.36%
Total	17,352,031	1.94%	1.94%

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received from Barclays Global Investors UK Holdings Ltd, with offices at 1 Churchill Place, London E14 5HP, United Kingdom.

Portugal Telecom, SGPS, SA	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira
Avenida Fontes Pereira de Melo, 40			Investor Relations Director
1069-300 Lisbon			nuno.t.vieira@telecom.pt
Portugal			Tel.: +351 21 500 1701
Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.